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                                  FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED


                               Legacy Funds Group
                               ------------------
                            Exact Name of Registrant

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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company (the "Trust") hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the "Rule"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirement of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Trust has caused this Notification of Election to be duly executed on its behalf in the City of Columbus and the State of Ohio on the 4th day of January, 2002.

                                                        LEGACY FUNDS GROUP


                                                 By: /s/ Walter B. Grimm
                                                     ---------------------------
                                                     Walter B. Grimm
                                                     Initial Trustee

Attest:   /s/ Jennifer J. Brooks
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          Jennifer J. Brooks